UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
[_] Form N-SAR


For Period Ended: June 30, 2006
                 ---------------------------------
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that theCommission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Scottish Re Group Limited
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Full Name of Registrant


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Former Name if Applicable

     P.O. Box HM 2939, Crown House, Third Floor, 4 Par-la-Ville Road
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Address of Principal Executive Office (Street and Number)

     Hamilton HM08 Bermuda
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-17, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Management requires additional time to conclude its preparation of Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of Part I given the variety of factors contributing to the quarterly results. As a result, the registrant is unable to file its Form 10-Q for the period ended June 30, 2006 by the prescribed due date without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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            Paul Goldean                               441-295-4451
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               (Name)                                 (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant does not anticipate any significant change in the results of operations from that reported on August 3, 2006, by the registrant in its announcement of operating results for the quarter ended June 30, 2006 in a press release entitled "Scottish Re Group Limited Announces Operating Results for the Second Quarter Ended June 30, 2006." The full text of the press release issued in connection with the announcement was provided on a Current Report on Form 8-K, which was furnished to the SEC on August [_], 2006.

                            Scottish Re Group Limited
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2006             By:/s/ Paul Goldean
                                    --------------------------------------------
                                    Paul Goldean
                                    President and Chief Executive Officer